STATEMENT OF INVESTMENTS

General California Municipal Money Market Fund

February 28, 2007 (Unaudited)

Short-Term Investments--103.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--98.1%				
Alameda County Industrial Development Authority, Revenue (2923 Adeline Associates LLC Project) (LOC; Wells Fargo Bank)	3.65	3/7/07	1,015,000 a	1,015,000
Alameda County Industrial Development Authority, Revenue (Plastikon Industries Inc. Project) (LOC; California State Teachers Retirement System)	3.85	3/7/07	2,960,000 a	2,960,000
Alameda County Industrial Development Authority, Revenue (Spectrum Label Corp. Project) (LOC; Bank of The West)	3.85	3/7/07	3,370,000 a	3,370,000
California (Insured; XLCA and LOC; Merrill Lynch)	3.68	3/7/07	8,120,000 a,b	8,120,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland PLC and Societe Generale)	3.50	3/5/07	29,100,000	29,100,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland PLC and Societe Generale)	3.45	3/6/07	13,000,000	13,000,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland PLC and Societe Generale)	3.45	3/6/07	11,700,000	11,700,000
California, Economic Recovery Bonds (Liquidity Facility; Landesbank Baden-Wurttemberg)	3.58	3/1/07	3,700,000 a	3,700,000
California, Economic Recovery Bonds (LOC; Lloyds TSB Bank PLC)	3.50	3/1/07	10,000,000 a	10,000,000

California Community College Financing Authority, GO Notes, TRAN (Insured; FSA)	4.50	6/29/07	9,000,000	9,025,130
California Department of Water Resources, Power Supply Revenue (LOC; Bank of America)	3.53	3/1/07	7,300,000 a	7,300,000
California Department of Water Resources, Power Supply Revenue (LOC: California State Teachers Retirement System and The Bank of New York)	3.53	3/1/07	2,700,000 a	2,700,000
California Infrastructure and Economic Development Bank, IDR (Chaparral Property Project) (LOC; Comerica Bank)	3.75	3/7/07	1,600,000 a	1,600,000
California Infrastructure and Economic Development Bank, IDR (G&G Specialty Foods, Inc. Project) (LOC; Comerica Bank)	3.75	3/7/07	1,697,050 a	1,697,050
California Infrastructure and Economic Development Bank, IDR (International Raisins Inc. Project) (LOC; M&T Bank)	3.77	3/7/07	3,750,000 a	3,750,000
California Infrastructure and Economic Development Bank, Revenue (7/11 Materials Incorporated Project) (LOC; California State Teachers Retirement System)	3.74	3/7/07	3,325,000 a	3,325,000
California Pollution Control Financing Authority, PCR (Evergreen Oil Incorporated Project) (LOC; Bank of The West)	3.63	3/7/07	7,450,000 a	7,450,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One)	3.53	3/1/07	12,700,000 a	12,700,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank)	3.53	3/1/07	1,400,000 a	1,400,000
California Pollution Control Financing Authority, SWDR (ALS Plastics Project) (LOC; Wells Fargo Bank)	3.73	3/7/07	2,400,000 a	2,400,000
California Pollution Control Financing Authority, SWDR (BLT Enterprises of Fremont LLC Project) (LOC; Union Bank of California)	3.65	3/7/07	7,285,000 a	7,285,000
California Pollution Control				

Financing Authority, SWDR (Chicago Grade Landfill, Inc. Project) (LOC; Comerica Bank)	3.65	3/7/07	1,125,000 a	1,125,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	3.63	3/7/07	3,895,000 a	3,895,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	3.63	3/7/07	2,420,000 a	2,420,000
California Pollution Control Financing Authority, SWDR (Desert Properties LLC Project) (LOC; Union Bank of California)	3.65	3/7/07	2,245,000 a	2,245,000
California Pollution Control Financing Authority, SWDR (Garden City Sanitation Project) (LOC; Comerica Bank)	3.65	3/7/07	4,110,000 a	4,110,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank)	3.65	3/7/07	2,005,000 a	2,005,000
California Pollution Control Financing Authority, SWDR (Marborg Industries Project) (LOC; Wachovia Bank)	3.60	3/7/07	1,235,000 a	1,235,000
California Pollution Control Financing Authority, SWDR (Marin Sanitary Service Project) (LOC; Comerica Bank)	3.65	3/7/07	4,115,000 a	4,115,000
California Pollution Control Financing Authority, SWDR (Metropolitan Recycling Corp. Project) (LOC; Comerica Bank)	3.65	3/7/07	3,195,000 a	3,195,000
California Pollution Control Financing Authority, SWDR (Metropolitan Recycling Corp. Project) (LOC; Comerica Bank)	3.65	3/7/07	1,550,000 a	1,550,000
California Pollution Control Financing Authority, SWDR (Mid-Valley Disposal Project) (LOC; Union Bank of California)	3.65	3/7/07	3,560,000 a	3,560,000
California Pollution Control Financing Authority, SWDR (Mottra Corp. Project) (LOC; Wells Fargo Bank)	3.65	3/7/07	1,735,000 a	1,735,000
California Pollution Control Financing Authority, SWDR (Napa Recycling and Waste Services, LLC Project) (LOC; Union Bank of California)	3.65	3/7/07	3,000,000 a	3,000,000
California Pollution Control				

Financing Authority, SWDR (Norcal Waste System Inc. Project) (LOC; Comerica Bank)	3.65	3/7/07	11,085,000 a	11,085,000
California Pollution Control Financing Authority, SWDR (Pena's Disposal Inc. Project) (LOC; Comerica Bank)	3.65	3/7/07	1,355,000 a	1,355,000
California Pollution Control Financing Authority, SWDR (Rainbow Disposal Co. Inc. Project) (LOC; Union Bank of California)	3.65	3/7/07	5,000,000 a	5,000,000
California Pollution Control Financing Authority, SWDR (Sierra Pacific Industries Project) (LOC; Wells Fargo Bank)	3.65	3/7/07	8,675,000 a	8,675,000
California Pollution Control Financing Authority, SWDR (Specialty Solid Waste Project) (LOC; Comerica Bank)	3.65	3/7/07	1,205,000 a	1,205,000
California Pollution Control Financing Authority, SWDR (Sunset Waste Paper Inc. Project) (LOC; Comerica Bank)	3.65	3/7/07	2,070,000 a	2,070,000
California School Cash Reserve Program, COP, TRANS (Insured; AMBAC)	4.50	7/6/07	4,000,000	4,013,445
California Statewide Communities Development Authority, IDR (American Modular System Project) (LOC; Bank of the West)	3.72	3/7/07	3,800,000 a	3,800,000
California Statewide Communities Development Authority, IDR (American River Packaging, Inc. Project) (LOC; Wells Fargo Bank)	3.75	3/7/07	1,440,000 a	1,440,000
California Statewide Communities Development Authority, IDR (Flambeau Airmold Corporation Project) (LOC; Wells Fargo Bank)	3.75	3/7/07	1,500,000 a	1,500,000
California Statewide Communities Development Authority, IDR (Kennerly Project) (LOC; Bank of the West)	3.75	3/7/07	1,465,000 a	1,465,000
California Statewide Communities Development Authority, IDR (Lesaint Limited Partnership Project) (LOC; PNC Bank)	3.75	3/7/07	1,280,000 a	1,280,000
California Statewide Communities Development Authority, IDR (Packaging Innovation Project)				

(LOC; Wells Fargo Bank)	3.75	3/7/07	1,750,000 [a]	1,750,000
California Statewide Communities Development Authority, IDR (Rapelli Project) (LOC; Comerica Bank)	3.75	3/7/07	2,500,000 [a]	2,500,000
California Statewide Communities Development Authority, MFHR (City Towers Apartments) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.74	3/7/07	18,045,000 [a,b]	18,045,000
California Statewide Communities Development Authority, MFHR (Lake Merritt Apartments) (LOC; U.S. Bank NA)	3.77	3/7/07	3,700,000 [a]	3,700,000
California Statewide Communities Development Authority, MFHR (Pittsburg Plaza Apartments) (LOC; FHLB)	3.95	3/7/07	4,600,000 [a]	4,600,000
California Statewide Communities Development Authority, MFHR (Seminole Gardens Apartments) (LOC; FHLB)	3.75	3/7/07	3,385,000 [a]	3,385,000
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	3.52	5/1/07	1,400,000	1,400,000
California Statewide Communities Development Authority, TRAN (Pooled Local Agencies)	4.50	6/29/07	7,000,000	7,019,772
Conejo Valley Unified School District, GO Notes, TRAN	4.25	6/29/07	2,905,000	2,909,972
Contra Costa, COP (Concord Healthcare Center Inc.) (LOC; Bank of America)	3.64	3/7/07	1,730,000 [a]	1,730,000
Contra Costa County, MFHR (Pleasant Hill BART Transit Village Apartments Project) (Insured; XLCA)	3.95	12/20/07	9,000,000	9,001,779
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.75	3/7/07	11,076,108 [a,b]	11,076,108
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.75	3/7/07	28,232,077 [a,b]	28,232,077
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Deutsche Banks AG)	3.70	3/7/07	2,075,000 [a,b]	2,075,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.68	3/7/07	2,375,000 [a,b]	2,375,000

Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.70	3/7/07	2,735,000 [a,b]	2,735,000
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.70	3/7/07	3,530,000 [a,b]	3,530,000
Goldman Sachs Pool Trust, Revenue (Liquidity Facility; Goldman Sachs Group and LOC; IXIS Corporate and Investment Bank)	3.75	3/7/07	5,400,000 [a,b]	5,400,000
Irvine Assessment District Number 89-10 (LOC; Bayerische Hypo-und Vereinsbank AG)	3.57	3/1/07	1,070,000 [a]	1,070,000
Kern County, GO Notes, TRAN	4.50	6/29/07	4,000,000	4,012,445
Los Angeles Community Redevelopment Agency, MFHR (Security Building Project) (LOC; FHLB)	3.68	3/7/07	5,000,000 [a]	5,000,000
Los Angeles County, GO Notes, TRAN	4.50	6/29/07	4,000,000	4,012,698
Los Angeles County Public Works Financing Authority, Revenue, Refunding (Los Angeles County Flood Control District) (Insured; MBIA)	3.00	3/1/07	500,000	500,000
Los Angeles Department of Airports, Revenue, Refunding (Ontario International Airport) (Insured; MBIA)	4.50	5/15/07	1,700,000	1,703,428
Los Angeles Industrial Development Authority, IDR (Delta Tau Data Systems Incorporated Project) (LOC; California State Teachers Retirement System)	3.57	3/7/07	4,750,000 [a]	4,750,000
Manteca Redevelopment Agency, Subordinate Tax Allocation Revenue, Refunding (Amended Merged Project Area) (Insured; XLCA and Liquidity Facility; State Street Bank and Trust Co.)	3.54	3/1/07	4,400,000 [a]	4,400,000
Milpitas Unified School District, GO Notes, TRAN	4.50	7/10/07	2,250,000	2,256,696
Riverside County Industrial Development Authority, IDR (California Mold Inc. Project) (LOC; Bank of the West)	3.65	3/7/07	2,560,000 [a]	2,560,000
Riverside County Industrial				

Development Authority, IDR (Computrus Inc. Project) (LOC; Wells Fargo Bank)	3.73	3/7/07	1,800,000 a	1,800,000
Riverside County Industrial Development Authority, IDR (Trademark Plastics Inc. Project) (LOC; California State Teachers Retirement System)	3.73	3/7/07	4,275,000 a	4,275,000
Sacramento Housing Authority, MFHR (Campus Gardens Apartments) (Liquidity Facility; Merrill Lynch)	3.74	3/7/07	6,835,000 a,b	6,835,000
San Bernardino County Industrial Development Authority, IDR (W&H Voortman, Inc. Project) (LOC; California State Teachers Retirement System)	3.75	3/7/07	1,980,000 a	1,980,000
San Diego County Water Authority, CP (Liquidity Facility; Dexia Credit Locale)	3.50	3/8/07	4,000,000	4,000,000
San Francisco City and County Airport Commission, San Francisco International Airport Second Series Revenue (Insured; AMBAC)	6.00	5/1/07	2,490,000	2,500,157
Santa Ana, COP (Santa Ana Recycling Project) (Insured; AMBAC)	5.40	5/1/07	1,050,000	1,052,892
Santa Clara County Housing Authority, MFHR (Willows Apartments) (LOC; Union Bank of California)	3.57	3/7/07	4,284,000 a	4,284,000
University of California, Revenue, CP	3.50	3/8/07	4,700,000	4,700,000
Ventura County, GO Notes, TRAN	4.50	7/2/07	1,750,000	1,754,547

U.S. Related--5.8%

Puerto Rico Commonwealth, TRAN (LOC: Banco Bilboa Vizcaya, Banco Santander, Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale and Fortis Bank)	4.50	7/30/07	23,405,000	23,499,475

Total Investments (cost $419,086,481)	**103.9%**	**419,086,671**
Liabilities, Less Cash and Receivables	**(3.9%)**	**(15,672,247)**
Net Assets	**100.0%**	**403,414,424**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $88,423,185 or 21.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance